FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, July 30, 2009

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had net earnings of $275.4 million in the second quarter of 2009 ($15.65 per share and $15.56 per diluted share) compared to net earnings of $27.6 million in the second quarter of 2008 ($0.84 per share and per diluted share).  The year-over-year increase in quarterly net earnings derived primarily from an underwriting profit at the company’s insurance and reinsurance operations (compared to an underwriting loss in the second quarter of 2008), increased interest and dividend income, and significant net investment gains ($330.0 million, compared to net losses on investments in the second quarter of 2008).  In the first six months of 2009, net earnings were $215.0 million ($12.09 per share and $12.02 per diluted share) compared to $659.4 million in the first six months of 2008 ($35.27 per share and $34.72 per diluted share), reflecting the significant gains on credit default swaps and equity hedges in the first six months of 2008.

Primarily as a result of the second quarter net earnings and the increased market value of the company’s bond and common stock investments, book value increased to $315.91 per basic share at June 30, 2009 from $254.95 at March 31, 2009 and $278.28 at December 31, 2008.

“We are pleased that, in a difficult environment, we have maintained our disciplined underwriting standards, and our insurance and reinsurance operations have produced a consolidated combined ratio of 98.4% in the second quarter,” said Prem Watsa, Chairman and Chief Executive Officer.  “As to our investments, our continuing focus on high quality common stocks reflects our view that these should provide excellent returns over the long term, though the volatility of the equity markets may result in lumpy quarterly or annual results.”

Highlights in the second quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the second quarter of 2009 was 98.4% on a consolidated basis.  Underwriting profit earned by the company’s insurance and reinsurance operations in the second quarter of 2009 improved to $17.3 million from an underwriting loss of $65.0 million in the second quarter of 2008.

•
Interest and dividend income of $184.5 million in the second quarter of 2009 increased 12.0% from $164.7 million in the second quarter of 2008.  The year-over-year increase was primarily attributable to the impact on portfolio yield in 2009 of the purchases in the fourth quarter of 2008 and the first six months of 2009 of higher yielding municipal and other tax exempt debt securities and corporate bonds using the proceeds of sale of lower yielding government bonds and the inclusion of the results of Advent and Polish Re in the second quarter of 2009.  Interest income as reported is unadjusted for the positive tax effect on yields of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,358.7 million at June 30, 2009 compared to $424.5 million at June 30, 2008), and as a result interest income on an after tax basis increased significantly in the second quarter of 2009 compared to the second quarter of 2008.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains and losses on investments) in the second quarter of 2009 increased to $173.8 million from $54.7 million in the second quarter of 2008, principally as a result of the above-described improved underwriting results and interest and dividend income.

•
Net premiums written in the second quarter of 2009 decreased 4.8% to $1,115.3 million from $1,171.9 million in the second quarter of 2008, reflecting the impact of weak economic conditions and the operating companies’ disciplined response to competitive conditions in global insurance and reinsurance markets, partially offset by the inclusion of the results of Advent and Polish Re in the second quarter of 2009 (net premiums written of $83.2 million).

•
The company held $880.1 million of cash, short term investments and marketable securities at the holding company level ($862.7 million net of short sale and derivative obligations) at June 30, 2009, compared to $861.6 million at March 31, 2009 ($786.4 million net of short sale and derivative obligations) and $1,564.2 million at December 31, 2008 ($1,555.0 million net of short sale and derivative obligations).  There were no significant uses of holding company cash during the second quarter.

•
Holding company debt declined during the second quarter of 2009 by $9.5 million to $1,034.4 million, and subsidiary companies’ debt declined by $5.7 million to $899.9 million.  The company’s total debt to total capital ratio decreased to 22.6% at June 30, 2009 from 23.7% at December 31, 2008, primarily as a result of the increase in shareholders’ equity (resulting from the first six months earnings, less common and preferred share dividends paid, and increased unrealized gains on available for sale securities), partially offset by the reduction in non-controlling interests following the privatization of Northbridge.

•
At June 30, 2009, common shareholders’ equity was $5,510.7 million, or $315.91 per basic share, compared to $4,866.3 million, or $278.28 per basic share, at December 31, 2008, a six month increase of 16.4% adjusted for the $8.00 per share common dividend paid in the first quarter.

Fairfax holds a significant investment in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Following is a summary of Fairfax’s financial results for the second quarter and first six months of 2009 and 2008:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	(unaudited -$ millions, except per share amounts)
	2009	2008	2009	2008
Total revenue	1,735.5	1,243.5	3,014.9	3,614.0
Earnings (loss) before income taxes and non-controlling interests	443.6	(47.8)	373.1	1,103.7
Net earnings	275.4	27.6	215.0	659.4

Net earnings per share	$15.65	$0.84	$12.09	$35.27
Net earnings per diluted share	$15.56	$0.84	$12.02	$34.72

There were 17.5 million and 18.4 million weighted average shares outstanding during the second quarters of 2009 and 2008 respectively.  At June 30, 2009 there were 17,443,784 shares effectively outstanding.

Combined ratios of the company’s insurance and reinsurance operations in the second quarter and first six months of 2009 and 2008 were:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30

	2009	2008	2009	2008
Insurance - Canada (Northbridge)	105.1%	99.8%	103.5%	98.1%
- U.S. (Crum & Forster)	102.4%	130.0%	101.1%	119.0%
- Asia (Fairfax Asia)	92.7%	74.4%	92.5%	77.7%
Reinsurance - OdysseyRe	96.5%	98.7%	96.5%	98.6%
- Other	89.4%	98.2%	95.2%	93.4%

Consolidated	98.4%	105.8%	98.5%	102.8%

Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m.  Eastern time on Friday, July 31, 2009 to discuss its second quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

                         Media Contact
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946